Calculation of Filing Fee Tables

Schedule TO-I

Pomona Investment Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fee to Be Paid	$53,599,195.24 (1)	0.011020%	$5,906.63 (2)
Fees Previously Paid	--	--	--
Total Transaction Valuation	$53,599,195.24 (1)	--
Total Fees Due for Filing			$5,906.63 (2)
Total Fees Previously Paid			--
Total Fee Offsets			--
Net Fee Due			$5,906.63 (2)

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Fund as of June 30, 2023.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 from October 1, 2022 to September 30, 2023, equals $110.20 per million dollars of the value of the transaction.